DB

SI 19007709 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 East Fourth Street
(No. and Street)

Cincinnati (City) Ohio (State) 45230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Purdon (513) 412-1530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Athena Purdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

KELLY BULLER
Notary Public, State of Ohio
My Commission Expires 10-14-2023

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT AMERICAN INSURANCE GROUP

GAIG.com

GREAT AMERICAN ADVISORS, INC.

Financial Statements and Supplemental Information

Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

GREAT AMERICAN ADVISORS, INC.
Financial Statements and Supplemental Information
Year Ended December 31, 2018

Contents

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Great American Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2018, the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note B to the financial statements, the Company changed its method of accounting for equity investments, other than those accounted for under the equity method, to measure equity investments at fair value with changes in fair value recognized in net income for the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying

EY

Building a better working world

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1994.
Cincinnati, Ohio
February 27, 2019

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
As of December 31, 2018

ASSETS	
Cash	$ 750,995
Investments held under deferred compensation plan, at fair value (cost $781,861)	759,824
Deferred federal income tax asset, net	192,729
Management fee income receivable	73,756
Commission receivable from affiliate	18,195
Prepaid expenses and other assets	20,961
Total assets	$ 1,816,460
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Fees payable to solicitor firms	$ 37,322
Commission payable	18,195
Accrued expenses and other liabilities to affiliate	204,514
Current federal income tax payable to affiliate	9,015
Deferred compensation plan liabilities	759,824
Total liabilities	1,028,870
Stockholder's Equity:	
Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	3,680,285
Retained deficit	(2,893,695)
Total stockholder's equity	787,590
Total liabilities and stockholder's equity	$ 1,816,460

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2018

REVENUES	
Commission income	$ 4,379,153
Management fee income	351,676
Interest and dividend income	43,936
Net realized losses on investment securities	(85,888)
Total revenues	4,688,877
EXPENSES	
Commission expense	4,379,153
Fees paid to solicitor firms	165,217
Salary and benefits expense	393,668
Deferred compensation expense - net realized gains, interest and dividend income	93,269
Deferred compensation expense - net change in fair value of investment securities	(136,451)
General and administrative expenses	342,489
Total expenses	5,237,345
Loss before income tax benefit	(548,468)
Income tax benefit (expense):	
Current	127,055
Deferred	(14,373)
Total income tax benefit	112,682
Net loss	$ (435,786)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Comprehensive Loss
Year Ended December 31, 2018

Net loss	$ (435,786)
Other comprehensive gain (loss), net of tax	-
Total comprehensive loss, net of tax	$ (435,786)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning of year	$ 3,280,285
Capital contribution from parent company	400,000
Balance at the end of year	$ 3,680,285
RETAINED DEFICIT	
Balance at beginning of year	$ (2,548,297)
Cumulative effect of accounting change, net	90,388
Net loss	(435,786)
Balance at end of year	$ (2,893,695)
ACCUMULATED OTHER COMPREHENSIVE INCOME	
Balance at beginning of year	$ 90,388
Cumulative effect of accounting change, net	(90,388)
Balance at end of year	$ -
TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR	$ 787,590

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(435,786)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net realized losses on investment securities	85,888
Change in deferred compensation plan liabilities	(43,182)
Deferred compensation distributions	(185,215)
Deferred income tax benefit	14,373
Changes in operating assets and liabilities:	
Management fee income receivable	5,791
Commission receivable from affiliate	(18,195)
Prepaid expenses and other assets	1,681
Fees payable to solicitor firms	(1,026)
Commission payable	18,195
Accrued expenses and other liabilities to affiliate	43,670
Current federal income tax payable to affiliate	(48,581)
Net cash used in operating activities	(562,387)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments	237,008
Purchases of investments	(94,499)
Net cash provided by investing activities	142,509
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution from parent company	400,000
Net cash provided by financing activities	400,000
NET DECREASE IN CASH	(19,878)
Cash at beginning of year	770,873
Cash at end of year	$ 750,995

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended December 31, 2018

A. Description of Company

Great American Advisors, Inc. ("GAA" or the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

GAA was initially capitalized in March 1994. The Company registered with the U.S. Securities and Exchange Commission ("SEC") as a broker/dealer and was admitted to the Financial Industry Regulatory Authority ("FINRA") in July 1994. GAA became a member of the Securities Investor Protection Corporation ("SIPC") in 1995. GAA engaged Pershing LLC to serve as its clearing broker/dealer on a fully disclosed basis from December 1995 through August 2010. GAA exited retail brokerage operations in August 2010.

The Company serves as Principal Underwriter and Distributor for the registered annuity contracts issued by GAFRI's wholly-owned insurance subsidiaries, Annuity Investors Life Insurance Company ("AILIC") and Great American Life Insurance Company ("GALIC"). The Company is also registered as an investment advisor in Ohio and several other states serving institutional clients, such as employers that offer defined contribution retirement plans to their employees. The Company's management reviews all financial performance on an aggregate level and therefore reports all financial activity under one operating segment.

B. Significant Accounting Policies

Short-term investments with original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

The Company has an intercompany tax allocation agreement with AFG. Pursuant to the agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are made or received quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.

Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. A valuation allowance is established to reduce total deferred tax assets to an amount that will more likely than not be realized. No valuation allowance was deemed necessary as a result of the intercompany tax allocation agreement.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties, if any, on the Company's reserve for uncertain tax positions are recognized as a component of tax expense on the Statement of Operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2012 through 2018) and has determined that no provisions for uncertain tax positions is required in the Company's financial statements.

B. Significant Accounting Policies – Continued

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds and money market funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Statement of Financial Condition at fair value. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. Changes in the Company's associated liability include distributions to participants, interest income, realized gains or losses and changes in fair value. Realized gains or losses on securities are determined on a specific identification basis.

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Commission income and commission expense are recorded on a trade-date basis as variable annuity product transactions occur. The performance obligation is satisfied on the trade date because this is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Management fee income is received quarterly but is recognized as earned on a pro rata basis over the term of the contract. The performance obligation for providing the services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period which are distinct from the services provided in other periods. Fees paid to solicitor firms are paid quarterly and are recognized as incurred on a pro rata basis over the term of the contract.

The Company has a Funding and Expense Administration Agreement with GAFRI pertaining to its salary, benefit and other expenses. Pursuant to the agreement, expenses are paid by GAFRI and reimbursed by the Company.

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01, which requires all equity securities other than those accounted for under the equity method to be reported at fair value with holding gains and losses recognized in net earnings. At December 31, 2017, the Company had $90,388 of net unrealized gains on equity securities classified as "available for sale" under the prior guidance, with these holding gains included in accumulated other comprehensive income ("AOCI") instead of net earnings. At the date of adoption, the $90,388 net unrealized gain on equity securities included in AOCI was reclassified to retained deficit as a cumulative effect of an accounting change.

The Company recorded holding losses on investment securities of $85,888 during 2018. This consisted of changes in fair value of ($136,451) and realized gains of $50,563. Under the prior guidance, these changes in fair value would have been recorded in AOCI (with the exception of any impairment charge that may have been recorded).

C. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits on the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2018, the Company had defined net capital of $371,512 which was $271,512 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 277%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable annuity contracts sold by AILIC and variable-indexed annuities sold by GALIC. Commissions received in 2018 from AILIC and GALIC for their sales were $3,048,157 and $1,330,996, respectively. The Company paid 100% of AILIC commissions and 97% of GALIC commissions to other broker/dealers as commissions. The remaining 3% of GALIC commissions were paid to registered representatives of GAA.

Pursuant to the Funding and Expense Administration Agreement, the Company was allocated $577,242 and these charges are included in Salary and benefits expense and General and administrative expenses.

GAFRI has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

E. Income Taxes

For its calculation of income taxes, the Company uses the statutory rate of 21%. The Company's effective tax rate is 21%. The net tax refund received from AFG amounted to $78,474 in 2018. The current tax payable of $9,015 is due to AFG as of December 31, 2018 and represents tax refunds received in 2018 in excess of the actual current tax benefit.

GAA's 2012-2018 tax years remain subject to examination by the Internal Revenue Service.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax asset of $192,729 at December 31, 2018 relates principally to deferred compensation.

F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion. The aggregate contributions to the plan for the year ended December 31, 2018 were $21,462 and are included in Salary and benefits expense.

G. Contingencies

The Company is involved in litigation from time to time, generally arising in the ordinary course of business. The outcome of such legal actions is inherently uncertain. None of these matters are expected to have a material adverse effect on the Company's results of operations or financial condition.

H. Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standards establish a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The Company did not have any nonrecurring fair value measurements of nonfinancial assets and liabilities in 2018.

Accounting standards for measuring fair value are based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets (markets in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis).

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets (markets in which there are few transactions, the prices are not current, price quotations vary substantially over time or among market makers, or in which little information is released publicly); and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques generally consistent with those used to estimate fair values of Level 2 financial instruments in which one or more significant inputs are unobservable or when the market for a security exhibits significantly less liquidity relative to markets supporting Level 2 fair value measurements. The unobservable inputs may include management's own assumptions about the assumptions market participants would use based on the best information available at the valuation date.

H. Fair Value Measurements - Continued

The Company's financial instruments consist exclusively of institutional mutual funds held in the deferred compensation plan for which quoted market prices in active markets are not available. However, the prices for these institutional funds are similar to the prices for the equivalent retail funds. Accordingly, these investments are classified as Level 2. There were no transfers between levels during 2018. With the exception of the Company's investments held under the deferred compensation plan, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2018.

I. Accounting Pronouncements

On January 1, 2018 the Company adopted ASU 2014-09, which provides guidance on recognizing revenue when (or as) performance obligations under the contract are satisfied. The new guidance also updates the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires certain new disclosures. Management evaluated the impact of this guidance and determined that it did not have a material effect on the Company's results of operations or financial condition.

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, which requires entities that lease assets for terms longer than one year to recognize the assets and liabilities for the rights and obligations created by those leases on the balance sheet based on the present value of contractual cash flows. The Company will adopt the updated guidance effective January 1, 2019. Management evaluated the impact of this guidance as of December 31, 2018 and does not expect it to have a material effect on the Company's results of operations or financial condition.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2018

NET CAPITAL

Total stockholder's equity	$ 787,590
Less non-allowable assets:	
Deferred federal income tax asset, net	(192,729)
Management fee income receivable	(73,756)
Commission receivable from affiliate	(18,195)
Prepaid expenses and other assets	(20,961)
Haircuts on securities held	(110,437)
Net capital	$ 371,512

AGGREGATE INDEBTEDNESS

Deferred compensation plan liabilities, fees payable to solicitor firms, commission payable, accrued expenses and other liabilities to affiliate	$ 1,019,855
Current federal income tax payable to affiliate	9,015
Total aggregate indebtedness	$ 1,028,870

REQUIRED NET CAPITAL

Required net capital (6 2/3% of aggregate indebtedness or $100,000; whichever is greater)	$ 100,000

EXCESS NET CAPITAL

Net capital	$ 371,512
Required net capital	100,000
Excess net capital *	$ 271,512

RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL

Aggregate indebtedness	$ 1,028,870
Net capital	$ 371,512
Ratio	277%

* There are no material differences between the preceding computation and the computation included in the most recent unaudited Part II of IIA of Form X-17a-5 as of December 31, 2018

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
December 31, 2018

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3

GREAT AMERICAN INSURANCE GROUP

GAIG.com

Corporate Headquarters
301 E. Fourth Street
Cincinnati, OH 45202

About Us

Great American Insurance Group's roots go back to 1872 with the founding of its flagship company, Great American Insurance Company. The operations of Great American Insurance Group are engaged primarily in property and casualty insurance, focusing on specialty commercial products for businesses, and in the sale of traditional fixed and fixed-indexed annuities in the education, bank, and individual markets.

3954-PCG (02/18)

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Great American Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2018, the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note B to the financial statements, the Company changed its method of accounting for equity investments, other than those accounted for under the equity method, to measure equity investments at fair value with changes in fair value recognized in net income for the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1994.

Cincinnati, Ohio
February 27, 2019

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Great American Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great American Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2018 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cincinnati, Ohio
February 27, 2019

GREAT AMERICAN.
ADVISORS, INC.

Member FINRA and SIPC
A Registered Investment Advisor

Great American Insurance Tower – 12-N
301 E. Fourth Street
Cincinnati, Ohio 45202

www.gaadvisors.com
Phone (513) 333-6030
Toll Free (800) 216-3354
Fax(513) 412-5109

The Exemption Report

February 27, 2019

Great American Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(1) of the Securities Exchange Act of 1934 as it has limited activity (mutual funds and variable annuities only) and paragraph (k)(2)(i) "the exemption provisions", and

(2) The Company met the exemption provisions throughout the most recent fiscal year January 1, 2018 to December 31, 2018 with the following exceptions:

Exceptions:
A) While claiming the (k)(2)(i) exemption the Company effectuated certain financial transactions between the Company and its customers through a designated bank account. The title of the account was not designated as a "Special Account for the Exclusive Benefit of Customers of Great American Advisors, Inc." The dates and amounts of the transactions are noted in B), below.

B) The Company did not meet the standard for "prompt transmittal" in its handling of the following transactions:

Dollar Amount	Company Received	Custodian Received	Details
$ 2,083.64	1/8/2018	1/10/2018	Customer funds initially received by affiliate of the Company
$ 2,083.64	1/22/2018	1/24/2018	Customer funds initially received by affiliate of the Company
$ 2,083.64	2/5/2018	2/6/2018	Customer funds initially received by affiliate of the Company
$ 1,983.64	2/20/2018	2/21/2018	Customer funds initially received by affiliate of the Company
$ 1,983.64	3/5/2018	3/5/2018	Customer funds initially received by affiliate of the Company

$ 1,115.95	3/19/2018	3/21/2018	Customer funds initially received by affiliate of the Company
$ 285.00	4/2/2018	4/3/2018	Customer funds initially received by affiliate of the Company

Peter Nerone
President and Chief Compliance Officer
Great American Advisors, Inc.

Signature: ______________________ Date: 02/27/2019

Athena Purdon
Treasurer
Great American Advisors, Inc.

Signature: ______________________ Date: 2/27/2019

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Great American Advisors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Great American Advisors, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

No findings were found as a result of applying the procedure.

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Great American Advisors, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cincinnati, Ohio
February 27, 2019